

April 5, 2022

Benedict J. Stas
Chief Financial Officer
Evoqua Water Technologies Corp.
210 Sixth Avenue
Pittsburgh, Pennsylvania 15222

      Re: Evoqua Water Technologies Corp.
            Form 10-K for the Fiscal Year Ended September 30, 2021
            Filed November 17, 2021
            File No. 001-38272

Dear Mr. Stas:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Technology